FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey profits up over 25%

London, 29th April 2009

This statement provides a summary of the unaudited business and financial trends for the three months to 31st March 2009. Unless otherwise stated, reference to Abbey and other general statements refer to the trading1 results and business flow analysis of the combined businesses of both Abbey (including B&B2) and A&L (transferred to Abbey in January 2009) compared to the trading results of Abbey and the pre-acquisition trading results of A&L for the same period in 2008.

The first quarter 2009 results of Santander are also released today and can be found on www.santander.com. Abbey’s results, on a Group basis, are included within Santander’s financial statements.

Highlights

•	statutory profit before tax from continuing operations and trading profit before tax up by more than 25% versus Q1 ’08. A&L and B&B have both contributed positive profits in the first quarter;
•

trading income growth continues to accelerate, driven by a strong uplift in net interest income performance which has benefited from lending and deposit volume growth and effective margin management of both commercial assets and liabilities;

•

Abbey continues to grow its lending in the UK residential mortgage / SME markets. Gross mortgage lending share of 15% was ahead of the same period last year, and ahead of stock share driven by a continued focus on the quality of new lending based on affordability and lower LTV segments. Corporate lending balances were up 8%;

•

In total, net commercial lending (Retail & Corporate) in the first quarter was £0.8bn. Abbey’s UK funding requirement remained stable, with lending closely matched by net deposit inflows of £0.8bn, driven by a solid performance in the Abbey and A&L brands, offset by the anticipated outflow of low / negative margin B&B deposit products originated prior to acquisition by Abbey;

•

Abbey branded commercial loans (Retail and Corporate) of £133.3bn were 8% higher than the same period last year, with A&L adding a further £50.8bn as at 31st March (year on year growth on a like for like basis is 3%). This compares to Abbey branded commercial deposit growth of 15% to £80.4bn, with A&L and B&B adding a further £49.7bn as at 31st March, (year on year growth on a like for like basis, but excluding B&B, is 14%) allowing Abbey and the acquired businesses to maintain a commercial funding mix of c.75%;

•

trading expenses increased largely due to the inclusion of the B&B related costs following the acquisition last year. Controlled costs and strong revenue growth have allowed Abbey to deliver a further gain in the efficiency ratio to c.42%, continuing to drive us further below the market average and bringing us closer to our goal of becoming best in class;

•

as anticipated, the trading provisions charge is significantly higher than the same period in 2008, albeit largely in-line with the final quarter of 2008. Abbey maintained conservative coverage of both the high quality secured portfolio and the reducing unsecured portfolio; and

•

the A&L treasury portfolio has reduced by 8% since December 2008, 19% since June 2008 (excluding the impact of fx) and is performing in line with expectations, consistent with the level of provisions raised at the time of its acquisition by Santander.

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Chief Executive’s Update

“We have made a very strong start to 2009 with significant growth in profit and revenues. This is an excellent performance delivered in the toughest of economic environments.

We have seen a good performance from all areas as we have continued to offer innovative value-for-money products, delivering a strong uplift in new business. We have increased mortgage and SME lending demonstrating our ongoing support for the UK economy. This growth is balanced against controlled costs and means that our cost to income ratio has reduced further to c.42%, as we continue to improve our efficiency in comparison to our competitors and toward our goal of being best in class.

Our prudent approach to our mortgage business continues to serve us well. Our overall mortgage book has a low loan-to-value of 52% and our new business lending continues to be based on affordability, robust risk management and a focus on credit quality. Our first quarter lending growth was also balanced by the growth in deposits, demonstrating that we continue to be seen as a safe and attractive home for UK deposits.

We are making good progress in integrating Bradford & Bingley and Alliance & Leicester with Abbey and we are fully on track to deliver the £180m of cost synergies by 2011.

I am prudently optimistic about our business prospects for the remainder of the year, and we continue to benefit from the strength and backing of Santander.”

António Horta-Osório, Chief Executive

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Financial results

Abbey statutory profit before tax from continuing operations up by more than 25% versus Q1 ’08.

Trading income:

Net interest income was significantly ahead compared to last year and largely driven by an excellent performance in Retail Banking, benefiting from improved mortgage new business and retention margins throughout 2008 and a continuation of this trend into the first quarter of 2009. Corporate Banking performance was ahead, driven by prudent lending growth and strong deposit acquisition during 2008 and continuing into 2009. Private Banking results were broadly in line with last year as customer deposits continue to grow, up over 10%, through the Cater Allen and Abbey International businesses.

Non-interest income was broadly in line with last year, driven largely by an excellent first quarter by Global Banking and Markets. Retail Banking net fee income was lower than Q1 ’08, impacted by lower fees from current accounts and a reduction in mortgages redemption related income, general insurance and unsecured lending. Corporate Banking performance was impacted by a fall in A&L branded net fees as a result of lower volumes in the money transmission business. Private Banking was broadly in line with last year.

Trading expenses:

Trading expenses increased largely due to the inclusion of the B&B related costs following the acquisition last year. Excluding the impact of B&B, costs declined by c. 3%.

Trading provisions:

As anticipated, the provisions charge is significantly higher than the same period in 2008, albeit in-line with the final quarter of 2008, largely due to the mortgage portfolio. In preparation of the worsening economic environment, Abbey tightened credit criteria during Q4 ‘07 and has continued tightening during 2008 and into Q1 ’09. In addition, following the transfer of A&L to Abbey, the credit policies of the two businesses have been aligned. A conservative level of coverage has been maintained across these two businesses and this, together with the high quality prime residential nature of the portfolio and reduced exposure to unsecured lending, puts Abbey in a robust position given the economic environment.

Collection activities continue to perform well and in line with expectations, with the Q1’09 level of properties in possession less than one third of the industry benchmark. Collection policies include a number of initiatives to help customers facing financial difficulty, including a range of solutions to reflect an individual's change in financial or personal circumstances and providing help to obtain independent third-party financial advice.

The stock of properties in possession has increased by only 79 properties from the year end position of 969, reflecting the current difficult market conditions (properties in possession represent only 0.07% of the overall portfolio). In terms of 3 month plus arrears, the increase to 1.13% from the year end position of 0.93% is lower than expected as the low interest rate environment provides an additional element of assistance to financially stretched customers. Both the Abbey and Alliance & Leicester brands remain significantly better than the industry based on the most recent CML figures for arrears. Equally, both brands consist of prime lending stock, with conservative LTV distribution.

Properties in possession in the commercial mortgages portfolio increased by only 7 properties from the year end position of 24 and represent only 0.2% of assets.

Credit quality remains strong, with the average loan to value (LTV) on new business completions in Q1 ’09 slightly lower at 59% (Q4 ‘08: 60%) and stock increasing slightly to 52% (Q4 ‘08: 51%) driven by declining house prices.

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Business flows

Main highlights are for the three months to 31 March 2009 (compared to the same period in 2008 unless otherwise stated).

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gross mortgage lending of £5.2 billion, with an estimated market share of 15%, which was ahead of the same period last year and ahead of stock share. This improvement continued to be driven by competitive pricing in attractive, low risk segments, targeting high quality lower LTV lending and leveraging the strength of the Santander brand in challenging market conditions;

•

capital repayments of £4.4 billion, with an estimated market share of 12.9%, were almost 50% lower than Q1 ‘08. Performance has been driven by both current market conditions and retention initiatives including the “switch now” proposition, which allows existing low LTV customers, within 6 months of maturity, to move immediately to a new deal without paying an early repayment charge;

•	net mortgage lending of £0.8 billion as Abbey continued to be a consistent mortgage lender in the first quarter, in a market anticipated to have been flat;

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

•

net deposit flows of £0.8 billion was a strong performance in increasingly difficult market conditions, with notable successes in terms of key acquisition products through the Abbey brand. Corporate banking delivered an excellent result with net inflows 8 times higher than Q1 ‘08, driven by increased resourcing and marketing in this segment. These inflows were partly offset by the anticipated outflow of less profitable fixed rate products sold by B&B prior to the Santander acquisition in 2008, although B&B’s stock position remained the same as at the time of the acquisition;

•

investment sales of £0.9 billion were up 71% compared to last year and continued the growth trend seen throughout 2008. This strong performance has primarily been driven by capital guaranteed investment products, sales force expansion throughout 2008 and high levels of re-investment by customers with maturing capital protected fixed term investments;

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a strong first quarter in the level of bank account openings, up 27%, driving liability balances up 7% and reflecting Abbey’s best buy product range, offering market leading credit and overdraft propositions;

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Abbey brand switcher performance up 77% on last year, driven by maintaining competitive rates and a successful sales campaign. A&L has also made a strong start to the year and have extended the successful £100 switching incentive across the retail network and telephone distribution channels.

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

•	credit card sales are in line with Q4 ‘08, following less emphasis on this product category from Q3 ‘08; and
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total gross UPL lending decreased by 42%, following the same trend as last year as lending continues to focus on existing customers, which make up c. 95% of new Abbey lending. A&L has followed the same reduction strategy and overall UPL stock is down 18%.

1 Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation expenses and other costs, hedging and certain other mark-to-market variances, and capital and other charges, as detailed in Note 1 a) to the Financial Statements in the 2008 Annual Report.

2 Given the structure of the B&B acquisition, the 2008 comparative results do not include B&B

3 Includes Retail and Corporate

4 Q4 ‘08 Retail Branded Savings include the deposits acquired from B&B

5 Other includes Abbey Business, cahoot and retail structured products

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 80 million customers, over 14,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and sixteen other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:	ir@abbey.com

Investor Relations
Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 29 April 2009	By / s / Scott Linsley
(Authorised Signatory)